KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS AND FIRST QUARTER 2019 CONFERENCE CALL AND WEBCAST

Toronto, Ontario – April 30, 2019, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will hold its Annual and Special Meeting (“Meeting”) of Shareholders at 4:30 pm ET on Tuesday May 7, 2019 at the TSX Exchange Tower, TMX Broadcast Centre, Gallery, located at 130 King Street West, Toronto, Ontario, M5X 1C9. A webcast of the Meeting will be available on the Company’s website at www.klgold.com.

In addition, the Company also announced today that its full financial and operating results for the first quarter of 2019 will be issued before the market opens on the same day, Tuesday, May 7, 2019. A conference call to review the results will then be held the following day, Wednesday, May 8, 2019 at 8:00 am ET. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.klgold.com.

First Quarter 2019 Conference Call and Webcast
Date: Wednesday, May 8, 2019, 8:00 am ET
Conference ID: 6794915
Toll-free number: (833) 241-7254
International callers: (647) 689-4218
Webcast: Link to be provided on Company’s website at www.klgold.com.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 920,000 – 1,000,000 ounces in 2019, 930,000 – 1,010,000 ounces in 2020 and 995,000 – 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com